Exhibit 99.2

PYROGENESIS CANADA INC.

REPORT OF VOTING RESULTS

This report on the voting results of the annual meeting of unitholders of PyroGenesis Canada Inc. (“PyroGenesis”) held on June 22, 2021 in a virtual format (the “Meeting”) is made in accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the notice of meeting of shareholders and management information circular of PyroGenesis dated May 24, 2021 (the “Circular”), which is available under PyroGenesis’ profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

1.	Election of Directors

The eight nominees proposed by management were elected as directors of PyroGenesis, for a term expiring at the conclusion of the next annual meeting of shareholders of PyroGenesis or until their successors are elected or appointed, with the outcome of the vote being as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
P. Peter Pascali	86,642,571	99.90%	85,250	0.10%
Robert Radin	86,542,198	99.79%	185,623	0.21%
Andrew Abdalla	86,547,615	99.79%	180,206	0.21%
Dr. Virendra Jha	86,550,423	99.80%	177,398	0.20%
Rodayna Kafal	86,648,212	99.91%	79,609	0.09%
Ben Naccarato	86,427,780	99.65%	300,041	0.35%
Nannette Ramsey	86,656,877	99.92%	70,944	0.08%
Rodney Beveridge	86,413,453	99.64%	314,368	0.36%

2.	Appointment of Auditor

Raymond Chabot Grant Thornton LLP was appointed as auditor of PyroGenesis to hold office until the next annual meeting of shareholders of PyroGenesis or until a successor is appointed, and the directors of PyroGenesis were authorized to fix the auditor’s remuneration, with the outcome of the vote being as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
91,610,780	99.95%	41,914	0.05%

3.	Amendments to Stock Option Plan

The amendments to the stock option plan of PyroGenesis described in the Circular were approved by shareholders of PyroGenesis, with the outcome of the vote being as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
86,271,516	99.47%	456,305	0.53%

DATED: June 22, 2021

PYROGENESIS CANADA INC.

By:	/s/ P. Peter Pascali
P. Peter Pascali
President, Chief Executive Officer